October 19, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Don Walker, Senior Assistant Chief Accountant
John Spitz, Staff Accountant

RE:	Chicago Mercantile Exchange Holdings Inc.

Form 10-K for the year ended December 31, 2005

Filed March 6, 2006

File No. 000-33379

Ladies and Gentlemen:

Chicago Mercantile Exchange Holdings Inc. (the “Company”) has received and reviewed the comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Don Walker, Senior Assistant Chief Accountant, dated October 3, 2006, regarding the Commission’s limited review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its responses to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, the Staff’s comment has been reproduced below and is set forth in italics immediately prior to the Company’s response.

Securities and Exchange Commission

October 19, 2006

Form 10-K filed March 6, 2006

Consolidated Statements of Income, page 57

1.	We note your response to comment 2 from our letter dated August 3, 2006. Please tell us how you considered the guidance in EITF 99-19 to support your presentation of securities lending expense as a reduction of total revenues to arrive at net revenues. We continue to believe that securities lending expense should be presented within your expenses in your income statement rather than as a reduction of revenues in accordance with Article 5 of Regulation S-K.

Response:

As discussed in our teleconference with SEC staff members, including John Spitz, on Tuesday, October 17, 2006, securities lending interest revenue and expense are peripheral to our core business operations. While these items have been disclosed individually in the current income statement format, in response to the questions raised during this comment process, we are proposing to move this revenue and expense to non-operating income and expense, respectively. In our response, dated August 31, 2006, to your first comment letter, in Question 2 we stipulated that investment income and the operating results of the unconsolidated subsidiaries were immaterial. However, to achieve consistent reporting of all non-operating items, we are also proposing to move these items to non-operating income. Making these proposed changes will address the comments related to our presentation as it relates to Article 5 of Regulation S-X.

Since all material information relating to these activities has been disclosed to investors in previous filings and this change relates only to the presentation of certain income statement information, our plan is to make this change prospectively. This would include making the appropriate reclassifications to prior period income statements in future filings. It is our intent to make these changes effective with our earnings release scheduled to be released on October 24th and in our Form 10-Q for the three month period ended September 30, 2006. For purposes of clarity, we have attached the proposed format displaying 2005 information in Exhibit A.

Securities and Exchange Commission

October 19, 2006

If the Staff has any questions, concerns or additional comments regarding the foregoing or requires additional information, please contact Nancy Goble, Managing Director and Chief Accounting Officer, at (312) 930-2385. Facsimile transmissions may be sent to the undersigned at (312) 930-4556.

Very truly yours,

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

Name:	Kathleen M. Cronin
Title:	Managing Director, General Counsel and Corporate Secretary

Securities and Exchange Commission

October 19, 2006

EXHIBIT A

Income Statement with Non-Operating Items Presented Separately

2005
Revenues
Clearing and transaction fees	$696,201
Processing services	68,730
Quotation data fees	71,741
Access fees	18,866
Communication fees	8,964
Other	25,264

Total Revenues	889,766

Expenses
Compensation and benefits	179,594
Communications	31,098
Technology support services	26,837
Professional fees and outside services	26,850
Depreciation and amortization	64,917
Occupancy	28,529
Licensing and other fee agreements	17,982
Marketing, advertising and public relations	13,278
Other	23,054

Total Expenses	412,139

Operating Income	477,627

Non-Operating Income and Expense
Investment income	31,441
Securities lending interest income	58,725
Securities lending interest expense	(56,778)
Equity in losses of unconsolidated subsidiaries	(2,636)

Total Non-Operating	30,752

Income before Income Taxes	508,379

Income tax provision	(201,522)

Net Income	$306,857